vtech

RECEIVED

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF230-22/07
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Regina WU)

2007 MAY -1 A 11:24

ICE OF INTERNATIO
CORPORATE FINANCE

26th April 2007

07023072

By courier

The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we enclose herewith a copy of each of the following press announcements of VTech Holdings Limited for your filing:-

- resignation of director published on 2nd April 2007;
- the connected transaction in relation to a lease entered into by VTech Holdings Limited and Aldenham Company Limited published on 12th April 2007; and
- appointment of directors published on 12th April 2007.

All of the above announcements have been published in an English newspaper in Hong Kong on the mentioned dates.

Yours faithfully

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Dickson CHAN
Legal & Compliance Manager

Encl.

c.c. *Ms. Judy I Kang*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(w/ enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(w/ enclosure)

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 303)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of VTech Holdings Limited (the "Company") announced that Mr. Albert LEE Wai Kuen has resigned as Executive Director and Deputy Chairman of the Company with effect from 1st April 2007 due to his personal reason and subsequently he will be retained as an adviser of the Company. Mr. Albert LEE Wai Kuen has confirmed that there is no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express their gratitude to Mr. Albert LEE Wai Kuen for his outstanding contributions over 20 years and offer their best wishes to him.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Albert LEE Wai Kuen (Deputy Chairman) and Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung, all being independent non-executive directors.

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 30th March 2007

Website: http://www.vtech.com

Please also refer to the published version of this announcement in The Standard.

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

APPOINTMENT OF EXECUTIVE DIRECTORS

The board of directors (the "Board") of VTech Holdings Limited (the "Company") is pleased to announce that Mr. Edwin YING Lin Kwan, currently Group Chief Operating Officer and Mr. PANG King Fai, currently Group Chief Technology Officer have been appointed as Executive Directors of the Company with effect from 11 April 2007.

Mr. Edwin YING Lin Kwan, aged 54, holds BSc(ME) from the University of Hong Kong. He joined the Group in 1986, left the Group as Chief Executive Officer of Electronic Learning Products business in 2004 and rejoined the Group as Group Chief Operating Officer in December 2006. Mr. YING has over 30 years of experience in electronics manufacturing.

Mr. PANG King Fai, aged 51, holds BSc (Eng) from the University of Hong Kong, MPhil from London University and PhD (EE) from Stanford University. He is a Fellow of the Institution of Engineering and Technology. Mr. PANG joined the Group in 2004 as Group Chief Technology Officer. He has over 20 years of experience in design engineering for consumer electronics products. He is also an Honourary Professor of the Electrical and Electronic Engineering Department of the University of Hong Kong.

Mr. YING and Mr. PANG did not hold other directorship in listed public companies during the last three years. Mr. YING and Mr. PANG are also be appointed as directors of certain members of the Group. They have no relationships with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. YING has personal interests of 200 shares of the issued share capital of the Company and Mr. PANG has 200,000 underlying shares in respect of share options granted under the Share Option Scheme of the Company. Save as disclosed above, Mr. YING and Mr. PANG do not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no service contracts signed between the Company and Mr. YING and Mr. PANG respectively, and they have not been appointed for specific terms. Mr. YING and Mr. PANG will retire at the 2007 Annual General Meeting, at which time they will be eligible for re-election pursuant to the Bye-laws of the Company.

Each of Mr. YING and Mr. PANG will be entitled to receive a director's fee as determined by shareholders at annual general meetings of the Company, currently being US$20,000 per annum. Mr. YING and Mr. PANG will receive an annual emolument of US$334,190 and US$315,810 respectively, and be entitled to a discretionary bonus. This has been determined with reference to the Company's profitability and remuneration policy of the Group. Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters related to the appointment that need to be brought to the attention of the shareholders of the Company. The Board extends warmest welcome to Mr. YING and Mr. PANG on their joining the Board.

As at the date of this announcement, the Executive Directors of the Company are Mr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Edwin YING Lin Kwan and Mr. PANG King Fai. The Independent Non-executive Directors are Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung.

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 11 April 2007

Website: http://www.vtech.com

Please also refer to the published version of this announcement in The Standard.

vtech
VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

CONTINUING CONNECTED TRANSACTION

On 11 April 2007, the Company and Aldenham entered into the Lease which constitutes a continuing connected transaction (the "Transaction") of the Company under Rule 14A.34 of the Listing Rules and shall be disclosed by way of an announcement.

Brief details of the Transaction will also be disclosed in the Company's subsequent published annual report and accounts for each of the relevant financial years ending 31 March 2008 and 2009 in accordance with the requirements under the Listing Rules.

I. The Transaction

Reference is made to the Previous Leases of the Premise as disclosed in the announcements of the Company dated 6 April 2005 and 11 April 2003. As the Previous Lease dated 1 April 2005 expired on 31 March 2007, on 11 April 2007, the Company as tenant entered into the Lease with Aldenham as landlord. The principal terms of the Lease remain the same as those in the Previous Leases and are as follows:

Date	:	11 April 2007
Landlord	:	Aldenham
Tenant	:	the Company
Premise	:	approximately 5,673 square feet of 29th and 30th Floors, 12 Bowen Road, Hong Villa, Hong Kong
Terms	:	2 years commencing 1 April 2007 and expiring on 31 March 2009
Rent	:	HK$250,000 per month (inclusive of rates and management fees) in the aggregate amount of HK$6,000,000, to be paid monthly in arrears

Aldenham is an indirect wholly-owned subsidiary of a trust in which the family members of Mr. Allan WONG Chi Yun, a director, chief executive officer and substantial shareholder holding directly and indirectly 40.03% of the entire issued share capital of the Company, are the beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constitutes a continuing connected transaction under the Listing Rules.

The Board (including the independent non-executive directors) are of the view that the Lease is entered into upon normal commercial terms which are fair and reasonable and is in the interest of the Company and its independent shareholders. The rental was determined by reference to a valuation report conducted by an independent qualified surveyor when the Premise was leased to the Company in 2003 and also by having regards to informal enquiries made by the Company as to rental prices for similar premises. In particular, enquiries were directed to premises of similar nature and location (e.g. neighbouring buildings) to that of the Premise. The current rental amount is the same amount as that paid for during the term of the Previous Leases.

II. Reasons for the Lease

The Premise was leased for the purposes of providing housing to Mr. Allan WONG Chi Yun in accordance with the terms of his service contract. Mr. Allan WONG Chi Yun's service contract provides that the Company shall pay for him the monthly rental of his residence during the continuance of his service with the Company. The entering into of the Lease shall not additionally increase the total emoluments entitled by Mr. Allan WONG Chi Yun but is an incentive used for the retention of his service as an employee of the Company.

III. General

The Group is principally engaged in the business of the design, manufacture and distribution of electronic learning products and telecommunication products. The principal activity of Aldenham is property investment.

The maximum aggregate annual value of the transaction is HK$3 million, calculated on the basis of the yearly rent. The Board considers that this annual cap for the years ending 31 March 2008 and 31 March 2009 is fair and reasonable. Since the total rental value receivable by Aldenham under the Lease represents less than 2.5% of the applicable percentage ratios of the Company under Rule 14A.34 of the Listing Rules and accordingly, no independent shareholder's approval is required. Details of the Transaction shall be disclosed by way of an announcement and to be included in the Company's subsequent published annual report and accounts of each of the relevant financial years in accordance with Rules 14A.45 and 14A.46 of the Listing Rules. There are no previous transactions between the Group and Aldenham or its ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors	:	Allan WONG Chi Yun Edwin YING Lin Kwan PANG King Fai
Independent Non-executive Directors	:	Raymond CH'IEN Kuo Fung William FUNG Kwok Lun Michael TIEN Puk Sun Patrick WANG Shui Chung

Definitions:

Unless otherwise defines, the following terms used in this announcement shall have the following meanings:

"Aldenham"	Aldenham Company Limited, a company incorporated in Hong Kong;
"Company"	VTech Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange plc;
"Board"	the board of directors of the Company;
"Group"	the Company and its subsidiaries;
"Lease"	the lease of the Premise pursuant to an agreement between Aldenham and the Company dated 11 April 2007;
"Premise"	the premise at 29th and 30th Floor, 12 Bowen Road, Hong Villa, Hong Kong;
"Previous Leases"	the leases of the Premise pursuant to agreements between Aldenham and the Company dated 1 April, 2005 and 11 April 2003 respectively, as disclosed in announcements of the Company dated 6 April 2005 and 11 April 2003 respectively;
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 11 April 2007
Website: http://www.vtech.com

Please also refer to the published version of this announcement in The Standard.

END